EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	01/21/10
Item IDs	2.02
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	Form 8-K, CHCO 4th Quarter 2009 Earnings
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, CHCO 4th Quarter 2009 Earnings Release and Tables
8-K	**submissionpdf.pdf**
	Printable copy of Form 8-K, CHCO 4th Quarter Earnings Relase and Tables

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
January 21, 2010



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On January 21, 2010, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the fourth quarter ended December 31, 2009. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	News Release issued January 21, 2010

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>January 26, 2010</u>   **City Holding Company**

By: <u>/s/ David L. Bumgarner</u>
    David L. Bumgarner
    Chief Financial Officer

-2-

Exhibit 99.1

NEWS RELEASE

For Immediate Release
January 21, 2010

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces 2009 Earnings

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.6 billion bank holding company headquartered in Charleston, today announced net income of $42.6 million for the year ended December 31, 2009 compared to $28.1 million during 2008. Diluted earnings per share increased $0.94 per share, from $1.74 in 2008 to $2.68 in 2009 primarily due to a decrease in other-than-temporary impairment charges on investments and a lower provision for loan losses. Return on assets for the full year was 1.63%, return on tangible equity was 18.0%, the net interest margin was 4.18%, and the efficiency ratio was 50.0%.

For the fourth quarter of 2009, the Company reported net income of $11.1 million, or $0.70 per diluted share compared to $4.2 million or $0.26 per diluted share in the fourth quarter of 2008. For the quarter, the Company achieved a return on assets of 1.69%, a return on tangible equity of 17.7%, a net interest margin of 4.07%, and an efficiency ratio of 50.3%.

Charles Hageboeck, Chief Executive Officer and President stated "While the U.S. economy continued to struggle in 2009, I am quite pleased with City's results. Our asset quality continues to improve with non-performing assets, net charge-offs, and past due loans all improving as compared to December 31, 2008. We attribute this improvement to our disciplined lending approach and the relative stability of the markets in which we operate. For example, the national unemployment rate was 10.0% for November 2009 compared to 8.4% for West Virginia. Likewise, the national foreclosure rate for November 2009 was 0.24% compared to 0.01% for West Virginia. Our primary asset quality problems continue to be non-owner occupied residential construction at The Greenbrier Resort in White Sulphur Springs, West Virginia and real estate in the Eastern Panhandle of West Virginia, a distant part of the Washington DC metropolitan area. These properties accounted for approximately one half of City's net charge-offs in 2009.

"City's total non-interest revenues increased in 2009 despite the recession and lower spending by consumers which dropped our branch service charge income 2% from 2008. Increased insurance revenues of $1.4 million, or 32%, associated with our wholly owned insurance agency, City Insurance, helped offset the lower service fee income. Despite increased FDIC insurance costs of $2.0 million, our expenses continue to be well maintained. The increases in FDIC insurance premiums and a special assessment ($1.2 million) – costs created by losses and failures of other banks – essentially accounted for our increase in non-interest expenses.

"Due to the historically low interest rate environment and the duration of these low levels, City's net interest income declined during 2009. City also experienced some additional other-than-temporary impairment losses in 2009. However, these losses were down significantly from 2008 and we believe that our methodology in reviewing our investment portfolio is appropriate given the current economic environment.

"City continues to have strong capital, solid liquidity, and a stable core-deposit franchise, and our asset sensitive balance sheet is poised to benefit from future interest rate increases. We are well positioned to compete against banks as they continue to work through asset quality and liquidity issues. We are proud to have been able to maintain our strong quarterly dividend of 34 cents per share while many of our peers eliminated or greatly reduced dividends to shareholders. City remains one of the most profitable, most liquid, and best capitalized publicly traded banks in the U.S. and looks forward to continuing to help our shareholders and customers through this difficult economic environment," Hageboeck concluded.

Net Interest Income

The Company's tax equivalent net interest income decreased $6.3 million, or 6.1%, from $102.6 million in 2008 to $96.3 million in 2009, as interest income from loans and investments decreased more quickly than interest expense on deposits and other interest bearing liabilities. The Company's reported net interest margin decreased to 4.18% for the year ended December 31, 2009 as compared to 4.64% for the year ended December 31, 2008.

During the third and fourth quarters of 2008, the Company sold $450 million of interest rate floors. The $16.7 million gain from sales of these interest rate floors of is being recognized over the remaining lives of the various hedged loans – primarily prime-based commercial and home equity loans. During the year ended December 31, 2009, the Company recognized $9.7 million of interest income from the interest rate floors compared to $8.8 million of interest income recognized during the year ended December 31, 2008.

The Company's tax equivalent net interest income decreased $2.5 million, or 9.4%, from $26.3 million during the fourth quarter of 2008 to $23.8 million during the fourth quarter of 2009, as interest income from loans and investments decreased more quickly than interest expense on deposits and other interest bearing liabilities. As previously discussed, the Company is recognizing the gain from the sale of its interest rate floors over the remaining lives of the various hedged loans. $150 million of those loans matured during 2009, resulting in a decline in interest income recognized from these floors of $1.2 million from the fourth quarter of 2008 to the fourth quarter of 2009.

Credit Quality

The Company's ratio of non-performing assets to total loans and other real estate owned decreased from 1.59% at September 30, 2009 to 1.43% at December 31, 2009, and improved 21 basis points from December 31, 2008. The Company's ratio of non-performing assets to total loans and other real estate owned compares very favorably to peers. The Company's non-performing asset ratio of 1.43% at December 31, 2009 is only 27% of the 5.23% non-performing asset ratio reported by the Company's peer group (bank holding companies with total assets between $1 and $5 billion) as of the most recently reported quarter ended September 30, 2009.

Past due loans increased modestly from $7.2 million at September 30, 2009 to $8.5 million or 0.47% of total loans outstanding at December 31, 2009. Past due commercial, financial, and agriculture loans were $0.6 million or 0.08% of loans outstanding at December 31, 2009; past due residential real estate loans were $3.8 million or 0.64% of loans outstanding at December 31, 2009; and past due home equity loans were $2.4 million or 0.60% of loans outstanding at December 31, 2009.

The Company recognized net charge-offs of $2.5 million for the fourth quarter of 2009. Net charge-offs on commercial and residential loans were $1.7 million and $0.4 million, respectively, for the fourth quarter. Charge-offs for commercial loans were primarily related to a specific Greenbrier Resort-related credit relationship that had been appropriately considered in establishing the allowance for loans losses in prior periods. Net charge-offs for depository accounts were $0.3 million for the fourth quarter of 2009. While charge-offs on depository accounts are appropriately taken against the Allowance for Loan Losses ("ALLL"), the revenue associated with depository accounts is reflected in service charges.

At December 31, 2009, the ALLL was $18.7 million or 1.04% of total loans outstanding and 133% of non-performing loans compared to $22.3 million or 1.23% of loans outstanding and 86% of non-performing loans at December 31, 2008.

As a result of the Company's quarterly analysis of the adequacy of the ALLL, the Company recorded a provision for loan losses of $1.6 million in the fourth quarter of 2009 and $7.1 million for the year ended December 31, 2009 compared to $5.3 million and $10.4 million for the comparable periods in 2008. The provision for loan losses recorded during 2009 reflects difficulties encountered by certain commercial borrowers of the Company during the year, the downgrade of their related credits and management's assessment of the impact of these difficulties on the ultimate collectability of the loans. Additionally, the provision reflects changes in the economic conditions in the Company's geographic market and the United States in general. Despite the additional credit issues that occurred in 2009, the overall credit quality of the Company's loan portfolio has improved over 2008, which resulted in a lower allowance for loan losses and provision for loan loss expense. Changes in the amount of the provision and related allowance are based on the Company's detailed systematic methodology and are directionally consistent with changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio and produces a provision and allowance for loan losses that is directionally consistent with changes in asset quality and loss experience.

Impairment Losses

During 2009, the Company recorded $5.3 million of investment impairment losses, including $0.9 million in the fourth quarter. The charges deemed to be other than temporary were related to pooled bank trust preferreds ($0.3 million impairment in the fourth quarter and a $3.8 million impairment for the full year) with remaining book value of $7.1 million at December 31, 2009 and community bank and bank holding company equity positions ($0.6 million impairment in the fourth quarter and $1.5 million for the full year) with remaining book value of $5.1 million at December 31, 2009. The impairment charges related to the pooled bank trust preferred securities were based on the Company's quarterly reviews of its investment securities for indications of losses considered to be other than temporary. Based on management's assessment of the securities the Company owns, the seniority position of the securities within the pools, the level of defaults and deferred payments within the pools, and a review of the financial strength of the banks within the respective pools, management concluded that impairment charges of $3.8 million on the pooled bank trust preferred securities were appropriate for the year ended December 31, 2009. The impairment charges of $1.5 million related to community bank and bank holding company equity positions were due to poor financial performance of the community banks and bank holding companies and the length of time and extent to which the market values have been below the Company's cost basis in these positions.

Non-interest Income

Exclusive of other than temporary investment impairment losses, investment losses, and the gain from the VISA initial public offering in 2008, total non-interest income increased $1.2 million to $58.1 million for the year ended December 31, 2009 as compared to $56.9 million for the year ended December 31, 2008. Insurance commission revenues increased $1.4 million, or 32.4%, from $4.2 million during the year ended December 31, 2008 to $5.6 million during the year ended December 31, 2009 due to contingency payments and new business. In addition, other income increased $0.4 million and bank owned life insurance revenues increased $0.3 million as the result of proceeds from a death benefit. Partially offsetting these increases was a decrease of $1.0 million, or 2.1%, in service charges from depository accounts. This decrease is attributable to a general nationwide decline in consumer spending.

Exclusive of other than temporary investment impairment losses and investment losses, total non-interest income increased $0.4 million to $14.4 million for the fourth quarter of 2009 as compared to the fourth quarter of 2008. Service charges from depository accounts increased $0.2 million and insurance commission revenues increased $0.1 million from the fourth quarter of 2008.

Non-interest Expenses

Excluding the loss on the early redemption of the trust preferred securities in 2008, total non-interest expense increased $2.7 million from $74.5 million for the year ended December 31, 2008 to $77.2 million for the year ended December 31, 2009. Insurance and regulatory expense increased $2.0 million, or 143.4%, from the year ended December 31, 2008 primarily due to a special assessment levied by the Federal Deposit Insurance Corporation ("FDIC") to rebuild the Deposit Insurance Fund and to help maintain public confidence in the banking system. The special assessment of $1.2 million was principally based on the asset size of the Company's federally insured depository institution. Additionally, as a result of the Company fully utilizing its FDIC credits and increases in the assessment rates during 2009, FDIC related insurance expense increased $0.8 million from the year ended December 31, 2008. Occupancy and equipment expense increased $0.8 million, or 11.9%, from the year ended December 31, 2008 due to an upgrade of the Company's core processing system and increased occupancy expenses. In addition, advertising expense rose $0.6 million from the year ended December 31, 2008. Partially offsetting these increases was a decline in other expenses of $1.0 million. The decrease in other expenses was predominately attributable to a decrease of $1.1 million of amortization expense associated with interest rate floors that were sold in the third and fourth quarters of 2008.

Total non-interest expenses increased $1.4 million from $17.8 million in the fourth quarter of 2008 to $19.2 million in the fourth quarter of 2009. Other expenses increased $1.1 million due primarily to amortization associated with low income housing tax credits while insurance and regulatory expenses were $0.7 million higher as the Company fully utilized its FDIC credits and the assessment rates increased in2009. In addition, occupancy and equipment expenses increased $0.2 million and repossessed asset losses (net of expenses) increased $0.2 million from the fourth quarter of 2008. These increases were partially offset by decreased salaries and employee benefit expenses of $0.3 million.

Balance Sheet Trends

As compared to December 31, 2008, loans have decreased $20.0 million (1.1%) at December 31, 2009 due to decreases in residential real estate loans of $16.3 million (2.7%) and commercial loans of $16.2 million (2.1%). These decreases were partially offset by an increase in home equity loans of $14.4 million (3.8%).

Total average depository balances increased $113.9 million, or 5.6%, from the quarter ended December 31, 2008 to the quarter ended December 31, 2009. This growth was due to increases in time deposits ($52.6 million), interest bearing demand deposits ($33.4 million), and savings deposits ($24.1 million).

Income Tax Expense

The Company's effective income tax rate for the quarter and year ended December 31, 2009 was 29.5% and 32.5% compared to 31.0% and 25.2% for the quarter and year ended December 31, 2008, respectively. The increase in the effective tax rate is attributable to higher pre-tax income in 2009 as a result of higher other than temporary impairment losses on investments and loan loss provision recorded during 2008.

Capitalization and Liquidity

One of the Company's strengths is that it is highly profitable while maintaining strong liquidity and capital. With respect to liquidity, the Company's loan to deposit ratio was 82.8% and the loan to asset ratio was 68.3% at December 31, 2009. The Company maintained investment securities totaling 19.6% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 44.4% of assets at December 31, 2009. Time deposits fund 38.0% of assets at December 31, 2009, but very few of these deposits are in accounts that have balances of more than $150,000, reflecting the core retail orientation of the Company.

The Company is also strongly capitalized. The Company's tangible equity ratio was 9.8% at December 31, 2009 compared with a tangible equity ratio of 8.8% at December 31, 2008. At December 31, 2009, City National Bank's Leverage Ratio is 8.25%, its Tier I Capital ratio is 11.06%, and its Total Risk-Based Capital ratio is 12.05%. These preliminary regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation. Further, the Company has not achieved strong bank capital through the excessive issuance of trust preferred debt by the bank holding company or by participation in the Troubled Asset Relief Program ("TARP").

On December 31, 2009, the Board approved a quarterly cash dividend to 34 cents per share payable January 31, 2010, to shareholders of record as of January 15, 2010. During the quarter ended December 31, 2009, the Company repurchased 27,600 common shares at a weighted average price of $30.48. On October 28, 2009, the Company announced that the Board of Directors authorized the Company to buy back up to 1,000,000 shares of its common shares (approximately 6% of outstanding shares) in open market transactions at prices that are accretive to the earnings per share of continuing shareholders. No time limit was placed on the duration of the share repurchase program. As part of this authorization, the Company rescinded the previous share repurchase program plan approved in August 2007. The Company had repurchased 900,258 shares under the August 2007 Stock Repurchase Plan.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 67 branches across West Virginia, Eastern Kentucky and Southern Ohio.

The Company is required under generally accepted accounting principles to evaluate subsequent events through the filing of its December 31, 2009 consolidated financial statements on Form 10-K. As a result, the Company will continue to evaluate the impact of any subsequent events on critical accounting assumptions and estimates made as of December 31, 2009 and will adjust amounts preliminarily reported, if necessary.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (15) the United States government's plan to purchase large amounts of illiquid, mortgage-backed and other securities from financial institutions may not be effective and/or it may not be available to us. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

	Three Months Ended December 31,		Percent Change
	2009	2008	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 23,817	$ 26,280	(9.37)%
Net Income	11,078	4,249	160.72%
Earnings per Basic Share	0.70	0.26	169.23%
Earnings per Diluted Share	0.70	0.26	169.23%
Key Ratios (percent):			
Return on Average Assets	1.69%	0.68%	149.57%
Return on Average Tangible Equity	17.71%	7.32%	142.02%
Net Interest Margin	4.07%	4.73%	(14.08)%
Efficiency Ratio	50.33%	44.04%	14.28%
Average Shareholders' Equity to Average Assets	11.70%	11.53%	1.50%
Consolidated Risk Based Capital Ratios (a):			
Tier I	13.46%	12.27%	9.70%
Total	14.44%	13.46%	7.28%
Tangible Equity to Tangible Assets	9.78%	9.02%	8.51%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.34	$ 0.34	-
Book Value per Share	19.40	17.88	8.54%
Tangible Book Value per Share	15.81	14.27	10.79%
Market Value per Share:			
High	33.29	42.88	(22.36)%
Low	28.96	29.08	(0.41)%
End of Period	31.25	36.42	(14.20)%

	Twelve Months Ended December 31,		Percent Change
	2009	2008	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 96,338	$ 102,575	(6.08)%
Net Income	42,645	28,109	51.71%
Earnings per Basic Share	2.69	1.74	54.60%
Earnings per Diluted Share	2.68	1.74	54.02%
Key Ratios (percent):			
Return on Average Assets	1.63%	1.12%	45.53%
Return on Average Tangible Equity	17.95%	11.44%	56.91%
Net Interest Margin	4.18%	4.64%	(9.90)%
Efficiency Ratio	49.95%	46.33%	7.82%
Average Shareholders' Equity to Average Assets	11.29%	12.12%	(6.80)%
Common Stock Data:			
Cash Dividends Declared per Share	$ 1.36	$ 1.36	-
Market Value per Share:			
High	34.34	47.28	(27.37)%
Low	20.88	29.08	(28.20)%
Price/Earnings Ratio (b)	11.62	20.93	(44.50)%

(a) December 31, 2009 risk-based capital ratios are estimated
(b) December 31, 2009 price/earnings ratio computed based on 2009 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

										Market Price Range per Share		
			Book Value per Share									
		March 31		June 30		September 30		December 31		Low		High
2005	$	13.20	$	15.56	$	15.99	$	16.14	$	27.57	$	39.21
2006		16.17		16.17		16.99		17.46		34.53		41.87
2007		17.62		17.40		17.68		18.14		31.16		41.54
2008		18.92		18.72		17.61		17.58		29.08		42.88
2009		17.69		18.24		18.95		19.40		28.96		33.29

Earnings per Basic Share

						Quarter Ended					
		March 31		June 30		September 30		December 31		Year-to-Date	
2005	$	0.70	$	0.72	$	0.73	$	0.72	$	2.87	
2006		0.71		0.78		0.78		0.74		3.00	
2007		0.76		0.72		0.76		0.78		3.02	
2008		0.81		0.83		(0.16)		0.26		1.74	
2009		0.69		0.64		0.66		0.70		2.69	

Earnings per Diluted Share

						Quarter Ended					
		March 31		June 30		September 30		December 31		Year-to-Date	
2005	$	0.69	$	0.71	$	0.72	$	0.72	$	2.84	
2006		0.71		0.77		0.77		0.74		2.99	
2007		0.76		0.72		0.76		0.78		3.01	
2008		0.80		0.83		(0.16)		0.26		1.74	
2009		0.69		0.64		0.66		0.70		2.68	

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

	Three Months Ended December 31,	
	2009	**2008**
Interest Income		
Interest and fees on loans	$ 25,746	$ 30,465
Interest on investment securities:		
Taxable	5,706	5,818
Tax-exempt	434	372
Interest on deposits in depository institutions	1	8
Total Interest Income	31,887	36,663
Interest Expense		
Interest on deposits	8,000	9,926
Interest on short-term borrowings	134	343
Interest on long-term debt	168	313
Total Interest Expense	8,302	10,582
Net Interest Income	23,585	26,081
Provision for loan losses	1,575	5,340
Net Interest Income After Provision for Loan Losses	22,010	20,741
Non-Interest Income		
Investment securities (losses)	(1,437)	(10,800)
Service charges	11,628	11,459
Insurance commissions	1,110	981
Trust and investment management fee income	549	518
Bank owned life insurance	753	739
Other income	320	284
Total Non-Interest Income	12,923	3,181
Non-Interest Expense		
Salaries and employee benefits	8,523	8,845
Occupancy and equipment	1,947	1,773
Depreciation	1,180	1,193
Professional fees	439	451
Postage, delivery, and statement mailings	573	641
Advertising	830	818
Telecommunications	455	562
Bankcard expenses	570	711
Insurance and regulatory	1,014	363
Office supplies	484	533
Repossessed asset losses, net of expenses	321	87
Other expenses	2,880	1,789
Total Non-Interest Expense	19,216	17,766
Income Before Income Taxes	15,717	6,156
Income tax expense	4,639	1,907
Net Income	$ 11,078	$ 4,249
Basic earnings per share	$ 0.70	$ 0.26
Diluted earnings per share	$ 0.70	$ 0.26
Average Common Shares Outstanding:		
Basic	15,838	16,078
Diluted	15,897	16,100

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

	Twelve months ended December 31,	
	2009	**2008**
Interest Income		
Interest and fees on loans	$ 107,142	$ 122,127
Interest on investment securities:		
Taxable	23,200	23,852
Tax-exempt	1,683	1,523
Interest on deposits in depository institutions	11	171
Total Interest Income	132,036	147,673
Interest Expense		
Interest on deposits	35,230	41,906
Interest on short-term borrowings	529	2,629
Interest on long-term debt	844	1,383
Total Interest Expense	36,603	45,918
Net Interest Income	95,433	101,755
Provision for loan losses	7,050	10,423
Net Interest Income After Provision for Loan Losses	88,383	91,332
Non-Interest Income		
Investment securities (losses)	(6,164)	(38,265)
Service charges	45,013	45,995
Insurance commissions	5,576	4,212
Trust and investment management fee income	2,343	2,239
Bank owned life insurance	3,271	2,932
VISA IPO Gain	-	3,289
Other income	1,944	1,534
Total Non-Interest Income	51,983	21,936
Non-Interest Expense		
Salaries and employee benefits	37,526	37,263
Occupancy and equipment	7,689	6,871
Depreciation	4,746	4,523
Professional fees	1,505	1,680
Postage, delivery, and statement mailings	2,600	2,549
Advertising	3,503	2,899
Telecommunications	1,865	1,916
Bankcard expenses	2,599	2,689
Insurance and regulatory	3,379	1,388
Office supplies	2,005	2,021
Repossessed asset losses, net of expenses	672	524
Loss on early extinguishment of debt	-	1,208
Other expenses	9,099	10,141
Total Non-Interest Expense	77,188	75,672
Income Before Income Taxes	63,178	37,596
Income tax expense	20,533	9,487
Net Income	$ 42,645	$ 28,109
Basic earnings per share	$ 2.69	$ 1.74
Diluted earnings per share	$ 2.68	$ 1.74
Average Common Shares Outstanding:		
Basic	15,877	16,118
Diluted	15,932	16,167

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

| | Three Months Ended | |
	December 31, 2009	December 31, 2008
Balance at October 1	$ 306,154	$ 284,912
Net income	11,078	4,249
Other comprehensive income:		
Change in unrealized gain on securities available-for-sale	(2,224)	9,705
Change in underfunded pension liability	521	(2,284)
Change in unrealized (loss) gain on interest rate floors	(1,242)	1,159
Cash dividends declared ($0.34/share)	(5,401)	(5,425)
Issuance of stock award shares, net	110	69
Exercise of 300 stock options	4	-
Exercise of 200 stock options	-	3
Purchase of 27,600 common shares of treasury	(841)	-
Balance at December 31	$ 308,159	$ 285,131

| | Twelve Months Ended | |
	December 31, 2009	December 31, 2008
Balance at January 1	$ 285,131	$ 293,994
Net income	42,645	28,109
Other comprehensive income:		
Change in unrealized gain (loss) on securities available-for-sale	11,031	(9,143)
Change in unrealized (loss) gain on interest rate floors	(6,224)	4,897
Change in underfunded pension liability	521	(2,284)
Cash dividends declared ($1.36/share)	(21,652)	(21,882)
Issuance of stock award shares, net	564	479
Exercise of 1,350 stock options	29	-
Exercise of 66,454 stock options	-	1,669
Excess tax benefits on stock compensation	-	266
Purchase of 133,286 common shares of treasury	(3,886)	-
Purchase of 337,060 common shares of treasury	-	(10,974)
Balance at December 31	$ 308,159	$ 285,131

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

		December 31 2009		September 30 2009		June 30 2009		March 31 2009		December 31 2008
						Quarter Ended				
Interest income	$	31,887	$	32,651	$	32,964	$	34,534	$	36,663
Taxable equivalent adjustment		234		236		219		220		200
Interest income (FTE)		32,121		32,887		33,183		34,754		36,863
Interest expense		8,302		8,995		9,526		9,780		10,582
Net interest income		23,819		23,892		23,657		24,974		26,281
Provision for loan losses		1,575		1,675		2,150		1,650		5,340
Net interest income after provision										
for loan losses		22,244		22,217		21,507		23,324		20,941
Noninterest income		12,923		12,340		14,287		12,433		3,181
Noninterest expense		19,216		18,802		20,336		18,834		17,766
Income before income taxes		15,951		15,755		15,458		16,923		6,356
Income tax expense		4,639		5,022		5,093		5,779		1,907
Taxable equivalent adjustment		234		236		219		220		200
Net income	$	11,078	$	10,497	$	10,146	$	10,924	$	4,249
Basic earnings per share	$	0.70	$	0.66	$	0.64	$	0.69	$	0.26
Diluted earnings per share		0.70		0.66		0.64		0.69		0.26
Cash dividends declared per share		0.34		0.34		0.34		0.34		0.34
Average Common Share (000s):										
Outstanding		15,838		15,893		15,908		15,921		16,078
Diluted		15,897		15,952		15,949		15,933		16,100
Net Interest Margin		4.07%		4.09%		4.12%		4.46%		4.73%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

		December 31 2009		September 30 2009		Quarter Ended June 30 2009		March 31 2009		December 31 2008
Non-Interest Income:										
Service charges	$	11,628	$	11,689	$	11,261	$	10,435	$	11,459
Insurance commissions		1,110		1,208		1,325		1,933		981
Trust and investment management fee income		549		590		497		707		518
Bank owned life insurance		753		794		992		732		739
Other income		320		379		544		701		284
Subtotal		14,360		14,660		14,619		14,508		13,981
Investment securities (losses)		(1,437)		(2,320)		(332)		(2,075)		(10,800)
Total Non-Interest Income	$	12,923	$	12,340	$	14,287	$	12,433	$	3,181
Non-Interest Expense:										
Salaries and employee benefits	$	8,523	$	9,623	$	9,797	$	9,583	$	8,845
Occupancy and equipment		1,947		1,953		1,880		1,909		1,773
Depreciation		1,180		1,171		1,184		1,211		1,193
Professional fees		439		216		397		453		451
Postage, delivery, and statement mailings		573		611		698		718		641
Advertising		830		883		927		863		818
Telecommunications		455		476		514		420		562
Bankcard expenses		570		695		686		648		711
Insurance and regulatory		1,014		411		1,578		376		363
Office supplies		484		520		470		531		533
Repossessed asset losses, net of expenses		321		136		86		129		87
Other expenses		2,880		2,107		2,119		1,993		1,789
Total Non-Interest Expense	$	19,216	$	18,802	$	20,336	$	18,834	$	17,766
Employees (Full Time Equivalent)		809		814		831		830		827
Branch Locations		67		68		69		69		69

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	December 31 2009	December 31 2008
	(Unaudited)	
Assets		
Cash and due from banks	$ 59,116	$ 55,511
Interest-bearing deposits in depository institutions	3,519	4,118
Cash and cash equivalents	62,635	59,629
Investment securities available-for-sale, at fair value	486,818	431,966
Investment securities held-to-maturity, at amortized cost	27,806	29,067
Total investment securities	514,624	461,033
Gross loans	1,792,434	1,812,344
Allowance for loan losses	(18,687)	(22,254)
Net loans	1,773,747	1,790,090
Bank owned life insurance	73,388	70,400
Premises and equipment	64,193	60,138
Accrued interest receivable	7,969	9,024
Net deferred tax assets	30,478	45,412
Intangible assets	57,010	57,479
Other assets	40,121	33,943
Total Assets	$ 2,624,165	$ 2,587,148
Liabilities		
Deposits:		
Noninterest-bearing	$ 328,440	$ 298,530
Interest-bearing:		
Demand deposits	457,293	420,554
Savings deposits	379,893	354,956
Time deposits	998,096	967,090
Total deposits	2,163,722	2,041,130
Short-term borrowings	118,329	194,463
Long-term debt	16,959	19,047
Other liabilities	16,996	47,377
Total Liabilities	2,316,006	2,302,017
Stockholders' Equity		
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued	-	-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;		
18,499,282 shares issued at December 31, 2009 and December 31, 2008		
less 2,616,161 and 2,548,538 shares in treasury, respectively	46,249	46,249
Capital surplus	101,750	102,895
Retained earnings	251,606	230,613
Cost of common stock in treasury	(90,877)	(88,729)
Accumulated other comprehensive (loss):		
Unrealized gain/(loss) on securities available-for-sale	105	(10,926)
Unrealized gain on derivative instruments	3,063	9,287
Underfunded pension liability	(3,737)	(4,258)
Total Accumulated Other Comprehensive (Loss)	(569)	(5,897)
Total Stockholders' Equity	308,159	285,131
Total Liabilities and Stockholders' Equity	$ 2,624,165	$ 2,587,148

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost	Other Than Temporary Impairment Charges through December 31, 2009	Unrealized Gains (Losses)	Carrying Value
Mortgage Backed Securities	306,076	-	8,705	314,781
Municipal Bonds	54,115	-	261	54,376
Pooled Bank Trust Preferreds	27,088	(20,018)	-	7,070
Single Issuer Bank Trust Preferreds, Subdebt of Financial Institutions, and Bank Holding Company Preferred Stocks	109,630	(1,000)	(5,259)	103,371
Money Markets and Mutual Funds	16,931	-	(22)	16,909
Federal Reserve Bank and FHLB stock	13,023	-	-	13,023
Community Bank Equity Positions	10,089	(1,486)	(3,509)	5,094
Total Investments	$ 536,952	$ (22,504)	$ 176	$ 514,624

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	December 31 2009		September 30 2009		June 30 2009		March 31 2009		December 31 2008
Residential real estate	$	595,678	$	590,653	$	596,925	$	599,692	$	611,962
Home equity		398,752		396,648		392,751		389,453		384,320
Commercial, financial, and agriculture		752,052		762,194		747,886		753,234		768,255
Installment loans to individuals		44,239		45,309		45,550		45,175		43,585
Previously securitized loans		1,713		2,580		3,223		3,754		4,222
Gross Loans	$	1,792,434	$	1,797,384	$	1,786,335	$	1,791,308	$	1,812,344

CITY HOLDING COMPANY AND SUBSIDIARIES
Previously Securitized Loans
(Unaudited) ($ in millions)

Year Ended:	December 31 Balance (a)		Annualized Interest Income (a)	Effective Annualized Yield (a)
2008	$	4.2	$ 5.6	108%
2009		1.7	3.9	128%
2010		1.3	2.4	159%
2011		1.0	1.8	159%
2012		0.7	1.3	159%

a - 2008 and 2009 amounts are based on actual results. 2010, 2011, and 2012 amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment, and discount rates. Actual performance could be significantly different from that assumed, which could result in the actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

| | Three Months Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio:						
Residential real estate	$ 590,284	$ 8,064	5.42%	$ 616,944	$ 9,308	6.00%
Home equity	397,088	5,744	5.74%	379,884	6,746	7.06%
Commercial, financial, and agriculture	752,870	10,095	5.32%	737,454	11,882	6.41%
Installment loans to individuals	50,430	1,008	7.93%	49,335	1,250	10.08%
Previously securitized loans	2,087	835	158.73%	4,244	1,279	119.89%
Total loans	1,792,759	25,746	5.70%	1,787,861	30,465	6.78%
Securities:						
Taxable	480,051	5,706	4.72%	381,810	5,817	6.06%
Tax-exempt	44,964	668	5.89%	34,202	573	6.66%
Total securities	525,015	6,374	4.82%	416,012	6,390	6.11%
Deposits in depository institutions	5,546	1	0.07%	4,855	8	0.66%
Federal funds sold	-	-	-	-	-	0.00%
Total interest-earning assets	2,323,320	32,121	5.49%	2,208,728	36,863	6.64%
Cash and due from banks	51,956			55,633		
Bank premises and equipment	64,188			60,058		
Other assets	206,080			208,314		
Less: Allowance for loan losses	(19,641)			(19,082)		
Total assets	$ 2,625,903			$ 2,513,651		
Liabilities:						
Interest-bearing demand deposits	435,374	377	0.34%	402,000	596	0.59%
Savings deposits	378,728	360	0.38%	354,661	843	0.95%
Time deposits	1,009,667	7,264	2.85%	957,064	8,487	3.53%
Short-term borrowings	128,995	135	0.42%	137,533	343	0.99%
Long-term debt	17,151	168	3.89%	21,037	314	5.94%
Total interest-bearing liabilities	1,969,915	8,304	1.67%	1,872,295	10,583	2.25%
Noninterest-bearing demand deposits	331,012			327,145		
Other liabilities	17,752			24,463		
Stockholders' equity	307,224			289,748		
Total liabilities and stockholders' equity	$ 2,625,903			$ 2,513,651		
Net interest income		$ 23,817			$ 26,280	
Net yield on earning assets			4.07%			4.73%

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

| | | Twelve Months Ended December 31, | | | | |
| | 2009 | | | 2008 | | |
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio:						
Residential real estate	$ 595,518	$ 33,558	5.64%	$ 607,851	$ 37,495	6.17%
Home equity	392,077	23,909	6.10%	364,325	26,266	7.21%
Commercial, financial, and agriculture	756,745	41,614	5.50%	713,767	47,445	6.65%
Loans to depository institutions	-	-	-	1,161	35	3.01%
Installment loans to individuals	49,733	4,158	8.36%	51,542	5,264	10.21%
Previously securitized loans	3,042	3,902	128.27%	5,200	5,622	108.12%
Total loans	1,797,115	107,141	5.96%	1,743,846	122,127	7.00%
Securities:						
Taxable	460,352	23,200	5.04%	422,708	23,852	5.64%
Tax-exempt	41,123	2,589	6.30%	35,738	2,344	6.56%
Total securities	501,475	25,789	5.14%	458,446	26,196	5.71%
Deposits in depository institutions	5,340	11	0.21%	7,944	171	2.15%
Federal funds sold	123	-	-	-	-	-
Total interest-earning assets	2,304,053	132,941	5.77%	2,210,236	148,494	6.72%
Cash and due from banks	51,655			57,624		
Bank premises and equipment	62,883			57,183		
Other assets	211,469			195,820		
Less: Allowance for loan losses	(21,306)			(18,452)		
Total assets	$ 2,608,754			$ 2,502,411		
Liabilities:						
Interest-bearing demand deposits	428,342	1,703	0.40%	409,799	2,576	0.63%
Savings deposits	373,476	1,746	0.47%	359,754	3,640	1.01%
Time deposits	1,006,146	31,781	3.16%	921,971	35,691	3.87%
Short-term borrowings	134,016	529	0.39%	136,867	2,629	1.92%
Long-term debt	18,286	844	4.62%	21,506	1,383	6.43%
Total interest-bearing liabilities	1,960,266	36,603	1.87%	1,849,897	45,919	2.48%
Noninterest-bearing demand deposits	328,985			323,551		
Other liabilities	24,920			25,774		
Stockholders' equity	294,583			303,189		
Total liabilities and stockholders' equity	$ 2,608,754			$ 2,502,411		
Net interest income		$ 96,338			$ 102,575	
Net yield on earning assets			4.18%			4.64%

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	December 31 2009 (a)	September 30 2009	June 30 2009	March 31 2009	December 31 2008
Tier I Capital:					
Stockholders' equity	$ 308,159	$ 304,108	$ 294,426	$ 284,734	$ 285,131
Goodwill and other intangibles	(56,810)	(56,928)	(57,046)	(57,165)	(57,275)
Accumulated other comprehensive loss (income)	569	(330)	5,970	10,844	5,897
Qualifying trust preferred stock	16,000	16,000	16,000	16,000	16,000
Unrealized Loss on AFS securities	(3,531)	(2,490)	(3,988)	(4,401)	(3,547)
Excess deferred tax assets	(5,499)	(10,105)	(14,804)	(15,796)	(15,101)
Total tier I capital	$ 258,888	$ 250,255	$ 240,558	$ 234,215	$ 231,105
Total Risk-Based Capital:					
Tier I capital	$ 258,888	$ 250,255	$ 240,558	$ 234,215	$ 231,105
Qualifying allowance for loan losses	18,687	19,655	20,975	21,980	22,254
Total risk-based capital	$ 277,575	$ 269,910	$ 261,533	$ 256,195	$ 253,359
Net risk-weighted assets	$ 1,922,826	$ 1,919,093	$ 1,910,831	$ 1,899,282	$ 1,882,884
Ratios:					
Average stockholders' equity to average assets	11.70%	11.33%	11.00%	11.12%	11.53%
Tangible capital ratio	9.78%	9.62%	9.11%	8.87%	9.00%
Risk-based capital ratios:					
Tier I capital	13.46%	13.04%	12.59%	12.33%	12.27%
Total risk-based capital	14.44%	14.06%	13.69%	13.49%	13.46%
Leverage capital	10.10%	9.79%	9.47%	9.37%	9.47%

(a) December 31, 2009 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

	As of and for the Quarter Ended				
	December 31 2009	September 30 2009	June 30 2009	March 31 2009	December 31 2008
Intangibles, net	$ 57,010	$ 57,127	$ 57,244	$ 57,362	$ 57,479
Intangibles amortization expense	117	117	117	117	121

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

								Quarter Ended							
		December 31 2009			September 30 2009			June 30 2009			March 31 2009			December 31 2008
Balance at beginning of period	$	19,655	$		20,975	$		21,980	$		22,254	$		18,879
Charge-offs:														
Commercial, financial, and agricultural		1,821			2,117			2,332			1,479			1,073
Real estate-mortgage		448			567			507			394			603
Installment loans to individuals		87			36			73			69			29
Overdraft deposit accounts		737			795			690			664			779
Total charge-offs		3,093			3,515			3,602			2,606			2,484
Recoveries:														
Commercial, financial, and agricultural		88			27			91			29			14
Real estate-mortgage		31			19			(9)			81			79
Installment loans to individuals		37			95			35			55			45
Overdraft deposit accounts		394			379			330			517			381
Total recoveries		550			520			447			682			519
Net charge-offs		2,543			2,995			3,155			1,924			1,965
Provision for loan losses		1,575			1,675			2,150			1,650			5,340
Balance at end of period	$	18,687	$		19,655	$		20,975	$		21,980	$		22,254
Loans outstanding	$	1,792,434	$		1,797,384	$		1,786,335	$		1,791,308	$		1,812,344
Average loans outstanding		1,792,759			1,803,611			1,794,022			1,798,054			1,787,861
Allowance as a percent of loans outstanding		1.04%			1.09%			1.17%			1.23%			1.23%
Allowance as a percent of non-performing loans		133.06%			118.88%			96.80%			107.44%			86.07%
Net charge-offs (annualized) as a percent of average loans outstanding		0.57%			0.66%			0.70%			0.43%			0.44%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.49%			0.57%			0.62%			0.40%			0.35%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	December 31 2009	September 30 2009	June 30 2009	March 31 2009	December 31 2008
Nonaccrual loans	$ 13,583	$ 16,423	$ 20,956	$ 20,007	$ 25,224
Accruing loans past due 90 days or more	382	98	680	386	623
Previously securitized loans past due 90 days or more	79	12	32	64	10
Total non-performing loans	14,044	16,533	21,668	20,457	25,857
Other real estate owned, excluding property associated with previously securitized loans	11,729	12,323	9,840	6,686	3,469
Other real estate owned associated with previously securitized loans	-	-	189	374	400
Other real estate owned	11,729	12,323	10,029	7,060	3,869
Total non-performing assets	$ 25,773	$ 28,856	$ 31,697	$ 27,517	$ 29,726
Non-performing assets as a percent of loans and other real estate owned	1.43%	1.59%	1.76%	1.53%	1.64%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

	December 31 2009	September 30 2009	June 30 2009	March 31 2009	December 31 2008
Residential real estate	$ 3,830	$ 3,167	$ 5,029	$ 5,882	$ 6,179
Home equity	2,396	1,718	2,019	1,454	1,243
Commercial, financial, and agriculture	601	545	1,754	2,044	1,679
Installment loans to individuals	172	185	118	192	241
Previously securitized loans	1,023	1,054	878	818	999
Overdraft deposit accounts	461	510	526	410	592
Total past due loans	$ 8,483	$ 7,179	$ 10,324	$ 10,800	$ 10,933